Exhibit 99.1

Studio City Recent Updates

In this update, “we,” “us,” “our,” and “Group” refer to Studio City Finance Limited (“Studio City Finance”), a wholly-owned subsidiary of Studio City International Holdings Limited, and Studio City Finance’s consolidated subsidiaries, collectively, and the “Issuer” and the “Company” refers to Studio City Finance.

FORWARD-LOOKING STATEMENTS

This update contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this update are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	the material impact of the global Covid-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

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restrictions or conditions on visitation by citizens of mainland China to Macau, including in connection with the Covid-19 pandemic, such as the significant visa restrictions currently in place for entry into Macau, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels (if at all);

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the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as Covid-19 pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our ability to obtain all required governmental approval, authorizations and licenses for the remaining project;

•	our ability to obtain adequate financing for the remaining project;

•	our ability to develop the remaining project in accordance with our business plan, completion time and within budget;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	construction cost estimates for the remaining project, including projected variances from budgeted costs;

•	our ability to enter into definitive contracts with contractors with sufficient skill, financial strength and relevant experience for the construction of the remaining project;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

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increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the three concessionaires (SJM, Wynn Macau and Galaxy) and subconcessionaires (including MGM Grand and Venetian Macau) in Macau;

•	government policies and regulation relating to the gaming industry, including gaming license approvals in Macau and the legalization of gaming in other jurisdictions, and the leisure market in Macau;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau; and

•	general economic and business conditions globally and in Macau.

You should read this update with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this update include additional factors which could adversely impact our business and financial performance. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and in an evolving and heavily regulated environment. We have a highly leveraged business model. New risk factors and uncertainties may emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this update relate only to events or information as of the date on which the statements are made in this update. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this update completely and with the understanding that our actual future results may be materially different from what we expect.

This update also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PRESENTATION OF FINANCIAL INFORMATION

This update contains non-GAAP financial measures, including Adjusted EBITDA that are not required by, or presented in accordance with, U.S. GAAP. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We use non-GAAP financial measures as measures of the operating performance of our business and to compare the operating performance of our business with that of our competitors. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results reported under U.S. GAAP. Non-GAAP financial measures are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to operating income or net profit or any other performance measures derived in accordance with U.S. GAAP or any other generally accepted accounting principles. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

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although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	some of the items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

SUMMARY

Recent Developments

Impact of the Covid-19 outbreak and Preliminary Second Quarter of 2020 Information

In January 2020, an outbreak of Covid-19 was identified and has since spread throughout much of the world. The Covid-19 outbreak had an adverse effect on our results of operations and financial condition in the first quarter of 2020, which has persisted into the second quarter of 2020 and beyond.

Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020. However, certain health safeguards, such as limiting the number of seats per table game, slot machine spacing, temperature checks, mask protection, and health declarations remain in effect at the present time. Additionally, visitation to Macau has fallen significantly since the outbreak of Covid-19. Total visitation from mainland China to Macau decreased by 97.2%, 96.3%, 99.6% and 99.4% in February, March, April and May 2020, respectively, compared to the same periods in 2019. The decrease in visitation is driven by the outbreak’s strong deterrent effect on travel and social activities, the Chinese government’s suspension of its visa and group tour schemes that allow mainland Chinese residents to travel to Macau, quarantine measures, travel and entry restrictions and conditions in Macau, Hong Kong and certain cities and regions in mainland China, the suspension of ferry services and other modes of transportation regionally, and, bans on entry or enhanced quarantine requirements, depending on the person’s nationality, residency and their recent travel history, for any Macau residents and imported labor, PRC citizens, Hong Kong residents and Taiwan residents attempting to enter Macau. Generally, persons who are not residents of the Greater China area are barred from entry to Macau at this time.

While most of the abovementioned travel restrictions and quarantine requirements continue to weigh on visitation to Macau, beginning in June 2020 certain of these restrictions are being eased as the region gradually recovers from the Covid-19 outbreak. It has been announced that certain groups of people including students, teachers and certain non-resident workers who are PRC citizens can travel between Macau and Zhuhai, a PRC city adjacent to Macau, subject to certain health declaration and testing requirements. Quarantine requirements for those traveling between Hong Kong and Macau have been announced to remain effective until at least August 7, 2020, at which time they will be reviewed. In the initial phase of opening travel channels between Macau and other regions in Greater China, it is expected that visitors seeking entry to Macau will need to test negative for Covid-19 before entering Macau. We are currently unable to determine when these measures will be lifted from additional regions and cities throughout China and lifted measures may be reintroduced if there are adverse developments in the COVID-19 situation in Macau and other regions with access to Macau.

As of May 31, 2020, we held cash and cash equivalents of US$205.1 million and restricted cash of US$22.9 million. Restricted cash represents funds reserved for the remaining project for Studio City and certain bank account balances required to be maintained in accordance with the terms of the respective agreements of the 2016 7.250% Notes and the 2016 Credit Facility. We also had a HK$233.0 million (US$30.0 million) revolving credit facility under the 2016 Credit Facility, all of which was available for drawdown as of May 31, 2020, subject to certain conditions precedent. As of May 31, 2020, the total principal amount of our outstanding indebtedness was US$1.45 billion, consisting primarily of the 2016 7.250% Notes with a principal amount of US$850 million due November 2021 and the 2019 Notes with a principal amount of US$600 million due February 2024.

According to the DICJ, gross gaming revenues in Macau declined by 96.8%, 93.2% and 97.0%, respectively, in April 2020, May 2020 and June 2020, as compared to the same periods in 2019. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place.

As the disruptions from the Covid-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the Covid-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain. However, as business levels resume, we expect to achieve break-even Adjusted EBITDA upon reaching approximately 35% to 40% of our historical gross gaming revenues run-rate.

We have taken various mitigating measures to manage through the current Covid-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. During April and May of 2020, our average daily operating costs were approximately US$0.7 million, reflecting a decrease from the run-rate levels in the first quarter of 2020.

The discussion above is based on preliminary expectations of financial information available to us. Actual results could differ materially from the information discussed above. This information reflects management’s current views and expectations and may change as a result of management’s review of results and other factors, including the wide variety of business, economic and competitive risks and uncertainties or items described under “Forward-Looking Statements,” including factors that affect the Macau gaming industry generally. Prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not yet provided or available. This preliminary information is subject to the completion and the preparation of the condensed consolidated financial statements as of and for the three and six months ending June 30, 2020.

RISK FACTORS

Risks Related to our Business

We face concentration risk in relation to our sole operation of Studio City.

We are dependent upon the operation of Studio City to generate our revenue and cash flows. Given that our operations are conducted only at Studio City in Macau, we are subject to greater risks than a company with several operating properties in several markets. These risks include, but are not limited to:

•	dependence on the gaming, tourism and leisure market in Macau;

•	limited diversification of our business and sources of revenue;

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a decline in air, land or ferry passenger traffic to Macau from China or other countries or areas due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the recent outbreak of the Covid-19, or social unrest in Hong Kong;

•	a decline in economic and political conditions in Macau, China or Asia, or an increase in competition within the gaming industry in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese or Macau governments;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing of gaming activities;

•	changes in Macau governmental laws and regulations, including gaming laws and regulations, antismoking legislation, or interpretations thereof, as well as China travel and visa policies;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases, terrorism or violent criminal activities, affecting Macau;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau market;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at Studio City Casino.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

As we derive all of our revenues from our business and operations in Macau, our business may be materially affected by any disruptions or downturns in the Macau gaming market. As a result, our business is sensitive to the willingness of our customers to travel as a substantial portion of our customers travel to reach Macau and our Studio City property. Since December 2019, there have been reported cases of Covid-19 in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the Covid-19 outbreak was declared a global emergency by the World Health Organization. As a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a 15-day period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine. According to the DSEC, visitor arrivals to Macau decreased by 81.1% on a year-over-year basis in the first five months of 2020 as compared to the first five months of 2019 while, according to the DICJ, gross gaming revenues in Macau declined by 77.4% on a year-over-year basis in the first six months of 2020 as compared to the first six months of 2019. The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on the Issuer’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects have persisted into the second quarter of 2020 and beyond. See “Recent Developments—Impact of the Covid-19 outbreak and Preliminary Second Quarter Information.”

Any recovery from such disruption will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the Covid-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.

In addition, according to the DICJ, while the Macau gaming market generally improved between the third quarter of 2016 and the last quarter of 2018, it experienced a decline in gross gaming revenues from 2014 to 2016 and declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market. The recent Covid-19 outbreak has had, and will likely to continue to have, a material adverse effect on the Macau gaming market.

Furthermore, as Macau is a limited gaming concession market nearing its land capacity for the development of integrated resorts, opportunities to expand our operations, if any, may be limited.

We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by May 31, 2022.

While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing and in the early stages. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of March 31, 2020, we had incurred US$104.9 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global Covid-19 pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. Prior to the Covid-19 outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the Covid-19 outbreak, the construction period has been delayed and is expected to extend beyond the estimated 32 months and the current development period. In the event that additional time is required to complete the development of the remaining project for Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Any failure or alleged failure to comply with anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.

Studio City International and Melco Resorts are subject to various anti-corruption laws, including the FCPA. The FCPA prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing things of value to foreign officials for the purpose of obtaining or keeping business. The FCPA also requires companies to maintain accurate books and records and to devise and maintain a system of internal accounting controls. There has been a general increase in FCPA enforcement activities in recent years by the SEC and the U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen significantly.

We and our affiliated companies have adopted and implemented an anti-corruption compliance program covering both commercial bribery and public corruption which includes internal policies, procedures and training aimed to prevent and detect anti-corruption compliance issues and risks, and procedures to take remedial action when compliance issues are identified. For example, Melco Resorts determined that a Japanese consultant had not complied with its policies concerning documentation of activities and expenses and has arranged for the cessation of the consultancy. In that connection, Melco Resorts has advised us that it has reclassified approximately US$44,500 and US$36,000 for the fiscal years ended December 31, 2017 and 2018, respectively, from Consultancy Fees to “Donations – other”. Such reclassifications had an immaterial financial impact to the financial statements of Melco Resorts and certain of its subsidiaries, and no financial impact on the financial statements of the Issuer.

We cannot assure you that our employees, consultants, contractors and agents, and those of our affiliates, will adhere to the anti-corruption compliance program, or that any action taken to comply with, or address compliance issues, will be considered adequate by the regulatory bodies with jurisdiction over us and our affiliates. Any violation of our compliance program or applicable law by us or our affiliates could subject us or our affiliates to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our reputation, cause us to lose customer relationships or lead to other adverse consequences on our business, prospects, results of operations and financial condition.

Risks Relating to Our Relationship with Melco Resorts

We may have conflicts of interest with Melco Resorts and/or New Cotai and may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Melco Resorts and us and/or New Cotai and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest include:

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Other Gaming, Retail and Entertainment Resorts in Macau. Melco Resorts owns other gaming, retail and entertainment resorts in Macau and the Gaming Operator, as a wholly-owned subsidiary of Melco Resorts, operates casinos and gaming areas at such resorts owned by Melco Resorts. The ownership and operation of City of Dreams and Altira Macau by Melco Resorts and the Gaming Operator may divert their attention and resources. For example, VIP rolling chip operations at Studio City Casino are operated by the Gaming Operator under the services and right to use arrangements entered into with the Gaming Operator and the VIP tables used in such operations were initially allocated by the Macau government for operation by the Gaming Operator at gaming areas of the Gaming Operator’s other properties in Macau. The Gaming Operator will continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice by either Studio City Entertainment Limited, our subsidiary, or the Gaming Operator. Any discontinuation of operation of VIP tables at Studio City Casino and potential allocation of such VIP tables to other Melco Resorts properties, as well as any strategic decisions made by Melco Resorts to focus on their other projects in Macau rather than us, could materially and adversely affect our financial condition and results of operations.

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Allocation of Business Opportunities. Melco Resorts, as well as the Gaming Operator, may take action to construct and operate new gaming projects or invest in such projects, located in the Asian region (including new gaming projects in Macau) or elsewhere, which, along with their current operations, including City of Dreams and Altira Macau, may divert their attention and resources. For example, in 2015, Melco Resorts opened City of Dreams Manila, a casino, hotel, retail and entertainment resort in Manila, the Philippines. In 2019, Melco Resorts acquired from Melco International a 75% equity interest in the City of Dreams Mediterranean project, which is currently under development, as well as the temporary and satellite casinos opened prior to the official launch of the City of Dreams Mediterranean project. We could face competition from these other gaming projects. Due to the Management and Shared Services Arrangements we have with Melco Resorts, should Melco Resorts decide to focus more attention on gaming projects located in other areas, including in jurisdictions that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco Resorts may make strategic decisions to focus on their other projects rather than us, which could adversely affect our development and operation of Studio City and future growth.

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Related Party Transactions. We have entered into a number of related party transactions, including the Management and Shared Services Arrangements, that we believe allow us to leverage off the experience and scale of Melco Resorts. While these arrangements were entered into at pre-agreed rates that we believe are commercially reasonable, the determination of such commercial terms were subject to judgment and estimates and we may have obtained different terms for similar types of services had we entered into such arrangements with independent third parties or had we not been a subsidiary of Melco Resorts.

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Our Board Members and Executive Officers May Have Conflicts of Interest. Certain of our directors are also the directors and/or executive officers of Melco Resorts, our property president serves on Melco Resorts’ executive committee, and our chief financial officer is an executive officer of Melco Resorts. In addition, our senior management team (including staff of Melco Resorts designated to Studio City under the Management and Shared Services Arrangements) also has reporting obligations to Melco Resorts. Certain of Studio City International’s directors have been appointed by New Cotai and have relationships with New Cotai. These relationships, as well as any potential competing interest as between Melco Resorts, our controlling shareholder, and New Cotai, currently Studio City International’s second largest shareholder, could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Melco Resorts or New Cotai, as the case may be, and us. In case of New Cotai, the implications of such conflicts of interest and their impact on the decision making process may be further complicated by the voluntary Chapter 11 bankruptcy proceedings involving New Cotai.

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Developing Business Relationships with Melco Resorts’ Competitors. So long as Melco Resorts remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other gaming operators in Macau. This may limit our ability to market our services for the best interests of our company and our other shareholders.

We expect to operate, for as long as Melco Resorts is our controlling shareholder, as a subsidiary of Melco Resorts. Melco Resorts may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Melco Resorts’ decisions with respect to us or our business may be resolved in ways that favor Melco Resorts and therefore Melco Resorts’ own shareholders, which may not coincide with the interests of our other shareholders. In addition, conflicts between or concerning our controlling shareholder and New Cotai, currently Studio City International’s second largest shareholder, regarding the size or nature of their shareholding in us may also have an adverse impact on our ability to engage with or raise equity financing from our major shareholders. We may not be able to resolve any potential conflicts between Melco Resorts and us and/or New Cotai and us, and even if we do so, the resolution may be less favorable to us and may have negative impact on our business, operations or prospects. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Legal and Administrative Proceedings

From time to time, we may become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, the ordinary course of our business, including but not limited to, the construction, renovation, licensing or operation of non-gaming premises which may, from time to time, involve closure or suspension of operations or construction works while administrative proceedings are pending. We are not currently a party to, nor are we aware of, any material legal or administrative proceeding, investigation or claim which, in the opinion of our management, individually or in the aggregate, is likely to have a material adverse effect on our business, financial condition or results of operations. We may also from time to time initiate legal proceedings to protect our rights and interests.

Our shareholder, Melco Resorts, may also become subject to legal and administrative proceedings, investigations and claims incidental to, or arising out of, its ordinary course of business from time to time. For example, Melco Resorts has advised us that in January 2020, the Tokyo Public Prosecutor’s Office (“TPPO”) obtained information pursuant to a warrant from the offices of its Japanese subsidiary (the “Melco Japanese Subsidiary”) in connection with a corruption investigation involving Japanese politicians. In addition, employees and a former consultant of the Melco Japanese Subsidiary agreed to voluntary interviews with the TPPO in connection with the investigation. In June 2020, the TPPO informed counsel to the Melco Japanese Subsidiary that their inquiry regarding the Melco Japanese Subsidiary and its employees and consultant was closed without any charges relating to Melco Resorts. The TPPO is not bound by its decision to close an investigation and can reopen the investigation at any time. In addition, governmental agencies from other countries are not bound by the decisions of the TPPO. We therefore cannot assure you that the TPPO inquiry will remain closed or that another governmental agency will not open its own investigation into the matters above.

New York Stock Exchange

On February 20, 2020, Studio City International announced that it received a notice from the New York Stock Exchange (the “NYSE”) notifying it that it was not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) which requires the number of total stockholders of the Company’s capital stock be no less than 400 stockholders (the “NYSE Notice”). Pursuant to the NYSE Notice, Studio City International is subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrates how the Company expects to return to compliance with the minimum total stockholder requirement within a maximum period of 18 months of receipt of the notice. In accordance with the timing requirement under the NYSE Notice, Studio City International submitted a business plan in May 2020 (the “NYSE Business Plan”). On July 2, 2020, Studio City International was notified the NYSE Business Plan was accepted by the NYSE. In such notification, the NYSE also notified Studio City International that it was not in compliance with the requirement under Section 802.01A of the NYSE Manual which requires the number of total stockholders of the Company’s capital stock to be no less than 1,200 stockholders if the average monthly volume of its ADSs is less than 100,000 for the most recent 12 months (the “Additional NYSE Non-Compliance”) and subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual for the Additional NYSE Non-Compliance. The NYSE Business Plan addressed both the non-compliance contained in the NYSE Notice and the Additional NYSE Non-Compliance. Studio City International will have a period of 18 months from receipt of the NYSE Notice to regain compliance with both of the afore-mentioned continued listing standards.

The NYSE Notice has no immediate effect on the listing of Studio City International’s ADSs, which will continue to be traded on the NYSE during the rectification period, subject to continued compliance with the other listing requirements of the NYSE. Studio City International will also be subject to quarterly monitoring by the NYSE for compliance with the NYSE Business Plan. If Studio City International fails to comply with the NYSE Business Plan or does not meet the continued listing standards at the end of the 18-month period, it will be subject to prompt initiation of NYSE suspension and delisting procedures.

Definitions

“2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into by, among others, Studio City Company Limited, as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (US$1,295.7 million based on the exchange rate on the transaction date) and revolving credit facility of HK$775,420,000 (US$99.7 million based on the exchange rate on the transaction date), and which has been amended, restated and extended by the 2016 Credit Facility;

“2016 7.250% Notes” refers to the 7.250% senior secured notes due 2021 in an aggregate principal amount of US$850,000,000 issued by Studio City Company Limited on November 30, 2016;

“2016 Credit Facility” refers to the facility agreement dated November 23, 2016, entered into between, among others, Studio City Company Limited as borrower and Bank of China Limited, Macau Branch as administrative agent, to amend, restate and extend the 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234,000,000, which consist of a HK$233,000,000 (US$30.0 million) revolving credit facility and a HK$1,000,000 (US$0.1 million) term loan facility;

“2019 Notes” refers to the 7.250% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by the Issuer on February 11, 2019;

“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

“DICJ” refers to the Direccao de Inspeccao e Coordenacao de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

“Galaxy” refers to Galaxy Casino, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Gaming Operator” refers to Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts;

“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market;

“Melco International” refers to Melco International Development Limited, a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;

“Management and Shared Services Arrangements” refers to a master service agreement entered into in December 2015 and a series of work agreements with respect to the non-gaming services between us and the Master Service Providers;

“Master Service Providers” refer to certain of our affiliates with whom we entered into a master service agreement and a series of work agreements with respect to the non-gaming services at the properties in Macau, and that are also subsidiaries of Melco Resorts;

“MGM Grand” refers to MGM Grand Paradise, S.A., one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings, LLC;

“SJM” refers to Sociedade de Jogos de Macau, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

“Studio City Casino” refers to the gaming areas being operated within Studio City;

“Studio City International” refers to Studio City International Holdings Limited, formerly known as Cyber One Agents Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the New York Stock Exchange, and an indirect parent of the Issuer;

“U.S. GAAP” refers to the U.S. generally accepted accounting principles;

“Venetian Macau” refers to Venetian Macau Limited, one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“Wynn Macau” refers to Wynn Resorts (Macau) S.A., one of the three holders of a concession for the operation of casino games in Macau;

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions. This document is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein or any securities of the Company or Studio City International Holdings Limited. Nothing in this document constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this document is as of the date of this document, and the Company undertakes no duty to update such information, except as required under applicable law.